SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008 and its Registration Statement on Form S-8 (Registration No. 333-149575), filed with the Commission on March 6, 2008.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: September 2nd, 2008

Press Release

OTI Reports FY 2008 First Half and Second Quarter Financial Results

—	First Half Revenues of $20.3 Million Compared to $20.6 Million in First Half of 2007;

—	Second Quarter Compared to First Quarter 2008: Revenues Up 18% to $11 million; Gross Margin Climbed to 39% from 32%; Non-GAAP Net Loss Down 35% to $3.1 Million; GAAP Net Loss Down 17% to 5.7 Million

Fort Lee, NJ – August 28, 2008 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first half and second quarter ended June 30, 2008. Revenues for the first half were $20.3 million, compared to $20.6 million during the first half of 2007. Second quarter revenues increased by 18% to $11 million compared to $9.3 million in the first quarter of 2008. Gross margin for the first half was 36%, compared to 41% for the first half of 2007. Second quarter gross margin increased to 39% from 32% in the first quarter of 2008. First half net loss on a GAAP basis was $12.5 million. Net loss on a Non-GAAP basis for the first half was $8 million. Net loss on a GAAP basis for the second quarter decreased by 17% to $5.7 million compared to $6.8 million in the first quarter of 2008. On a non-GAAP basis, net loss significantly decreased by 35% in the second quarter to $3.1 million from $4.8 million in the preceding quarter. See below for a reconciliation of GAAP to non-GAAP information.

“These results are due to a shift in the revenue mix in the payment sector from components intended for the US contactless card payments market to greater sales of readers, solutions for the mass transit market, EasyPark and more, as well as contactless payments in non-US markets,” said Oded Bashan, OTI Chairman and CEO.

        Mr. Bashan continued: “We continue to focus on controlling and reducing our operating expenses to the most efficient and effective level required to carry out our current and pending pipeline of projects for 09’ and 10'. While we have steadily reduced headcount, the resultant savings take two to three quarters to show up in the P& L. We continue to shift our focus toward high margin projects with recurring revenues combined with commercial rollouts. We believe our actions will pave a clear path to profitability for OTI. We continue to have a strong and healthy balance sheet with $110 Million in total assets and $34.3 Million in cash, cash equivalents, and short term investments.”

        “As we’ve indicated before, it is our belief that most of the significant delays are behind us and we are confident about the Company’s growth.” said Mr. Bashan. “We still believe that 2008 will be a turning point for OTI in terms of showing a clear path to profitability and will reflect revenue growth of about 10% over 2007, with most of the growth expected in the fourth quarter of the year.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Thursday, August 28, 2008, which will be hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President, and Guy Shafran, CFO, for 9:30 AM EDT to discuss operating results and future outlook. To participate, call: 1-866-345-5855 (U.S. toll free), 1-800-270-345 (Israel toll free), 0-800-182-6846 (Germany toll free). To listen to the Web cast, use the following link: http://www.otiglobal.com/content.aspx?id=226 For those unable to participate, the teleconference will be available for replay until midnight September 4th,, by calling U.S.: 1-877-456-0009 on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets in 2008 and exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), and amortization of intangible assets in 2007 . OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations:
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. For example, when we discuss our continuing focus on controlling and reducing our operating expenses, or the shift of our focus toward high margin projects with recurring revenues combined with commercial rollouts, or our belief that our actions will pave a clear path to profitability for OTI, or our belief that most of the significant delays are behind us and we are confident about our growth, or that 2008 will be a turning point for us in terms of showing a clear path to profitability and will reflect a revenue growth of about 10% over 2007, with most of the growth expected in the fourth quarter of the year, we are using a forward looking statement. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market , our inability to successfully integrate the purchase of assets of SuperCom or to otherwise achieve the expected benefits of the acquisition, to close to due a failure to satisfy closing conditions, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2008	2007	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$18,948	$19,289	$10,202	$9,791
Licensing and transaction fees	1,338	1,325	763	448

Total revenues	20,286	20,614	10,965	10,239

Cost of revenues
Cost of sales	13,041	12,207	6,703	5,865

Total cost of revenues	13,041	12,207	6,703	5,865

Gross profit	7,245	8,407	4,262	4,374

Operating expenses
Research and development	5,901	5,153	2,904	2,559
Selling and marketing	5,175	4,061	2,798	2,189
General and administrative	7,349	7,047	3,755	3,239
Amortization of intangible assets	658	657	329	329

Total operating expenses	19,083	16,918	9,786	8,316

Operating loss	(11,838)	(8,511)	(5,524)	(3,942)
Financial income (expense), net	(566)	1,191	(90)	594
Other expense, net	-	(111)	-	-

Loss before taxes on income and
minority interests	(12,404)	(7,431)	(5,614)	(3,348)
Taxes on income	122	131	59	65
Minority interest	-	190	-	148
Equity in loss of affiliate	(250)	(162)	(127)	(42)

Net loss	(12,532)	(7,272)	(5,682)	(3,177)

Basic and diluted net loss per
ordinary share	$(0.64)	$(0.39)	$(0.29)	$(0.17)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	19,708,825	18,641,927	19,861,051	18,942,626

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$18,948	-		$18,948
Licensing and transaction fees	1,338	-		1,338

Total revenues	20,286			20,286

Cost of Revenues
Cost of sales	13,041	(30	) (a)	13,011

Total cost of revenues	13,041	(30)		13,011

Gross profit	7,245	30		7,275

Operating Expenses
Research and development	5,901	(1,735	) (a)	4,166
Selling and marketing	5,175	(925	) (a)	4,250
General and administrative	7,349	(1,225	) (a)	6,124
Amortization of intangible assets	658	(658	) (b)	-

Total operating expenses	19,083	(4,543)		14,540

Operating loss	(11,838)	4,573		(7,265)
Financial expenses, net	(566)	-		(566)

Loss before taxes on income and minority
interests	(12,404)	4,573		(7,831)
Taxes on income	122	-		122
Equity in loss of affiliate	(250)	-		(250)

Net loss	$(12,532)	$4,573		$(7,959)

Basic and diluted net loss
per ordinary share	$(0.64)	$0.24		$(0.40)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,708,825			19,708,825

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2008 Adjustments		Non-GAAP

Revenues
Sales	$10,202	-		$10,202
Licensing and transaction fees	763	-		763

Total revenues	10,965			10,965

Cost of Revenues
Cost of sales	6,703	(15	) (a)	6,688

Total cost of revenues	6,703	(15)		6,688

Gross profit	4,262	15		4,277

Operating Expenses
Research and development	2,904	(930	) (a)	1,974
Selling and marketing	2,798	(635	) (a)	2,163
General and administrative	3,755	(651	) (a)	3,104
Amortization of intangible assets	329	(329	) (b)	-

Total operating expenses	9,786	(2,545)		7,241

Operating loss	(5,524)	2,560		(2,964)
Financial expenses, net	(90)	-		(90)

Loss before taxes on income and minority
interests	(5,614)	2,560		(3,054)
Taxes on income	59	-		59
Equity in loss of an affiliate	(127)	-		(127)

Net loss	$(5,682)	$2,560		$(3,122)

Basic and diluted net loss
per ordinary share	$(0.29)	$0.13		$(0.16)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,861,051			19,861,051

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Six months ended June 30, 2007 Adjustments		Non-GAAP

Revenues
Sales	$19,289	-		$19,289
Licensing and transaction fees	1,325	-		1,325

Total revenues	20,614			20,614

Cost of Revenues
Cost of sales	12,207	(24	) (a)	12,183

Total cost of revenues	12,207	(24)		12,183

Gross profit	8,407	24		8,431

Operating Expenses
Research and development	5,153	(1,061	) (a)	4,092
Selling and marketing	4,061	(168	) (a)	3,893
General and administrative	7,047	(1,038	) (a)	6,009
Amortization of intangible assets	657	(657	) (b)	0

Total operating expenses	16,918	(2,924)		13,994

Operating loss	(8,511)	2,948		(5,563)
Financial income, net	1,191	-		1,191
Other expenses, net	(111)	-		(111)

Loss before taxes on income and minority
interests	(7,431)	2,948		(4,483)
Taxes on income	131	-		131
Minority interests	190	-		190
Equity in loss of an affiliate	(162)	-		(162)

Net loss	$(7,272)	$2,948		$(4,324)

Basic and diluted net loss
per ordinary share	$(0.39)	$0.16		$(0.23)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,641,927			18,641,927

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).

(b)	The effect of amortization of intangible assets.

RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended June 30, 2007 Adjustments		Non-GAAP

Revenues
Sales	$9,791	-		$9,791
Licensing and transaction fees	448	-		448

Total revenues	10,239			10,239

Cost of Revenues
Cost of sales	5,865	(13	) (a)	5,852

Total cost of revenues	5,865	(13)		5,852

Gross profit	4,374	13		4,387

Operating Expenses
Research and development	2,559	(574	) (a)	1,985
Selling and marketing	2,189	(96	) (a)	2,093
General and administrative	3,239	(319	) (a)	2,920
Amortization of intangible assets	329	(329	) (b)	0

Total operating expenses	8,316	(1,318)		6,998

Operating loss	(3,942)	1,331		(2,611)
Financial income, net	594	-		594
Other expenses, net	-	-		-

Loss before taxes on income and minority
interests	(3,348)	1,331		(2,017)
Taxes on income	65	-		65
Minority interests	148	-		148
Equity in loss of an affiliate	(42)	-		(42)

Net loss	$(3,177)	$1,331		$(1,846)

Basic and diluted net loss
per ordinary share	$(0.17)	$0.07		$(0.10)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,942,626			18,942,626

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2008	December 31 2007
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$12,131	$35,470
Short-term investments	22,218	6,379
Trade receivables (net of allowance for doubtful
accounts of $ 2,813 and $2,767 as of June 30, 2008
and December 31, 2007)	6,743	8,028
Other receivables and prepaid expenses	3,913	3,636
Inventories	12,915	13,242

Total current assets	57,920	66,755

Severance Pay Deposits Fund	2,007	1,576

Investment In An Affiliated Company	1,300	1,382

Property, Plant and Equipment, Net	19,986	20,851

Intangible Assets, Net	4,665	4,509

Goodwill	24,217	23,387

Total Assets	$110,095	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30 2008	December 31 2007
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,952	$5,336
Trade payables	7,650	10,291
Other current liabilities	5,171	5,344

Total current liabilities	18,773	20,971

Long-Term Liabilities
Long-term loans, net of current maturities	2,354	2,432
Accrued severance pay	4,802	3,981
Deferred tax liabilities	788	728

Total long-term liabilities	7,944	7,141

Total liabilities	26,717	28,112

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
50,000,000 shares as of June 30, 2008 and
December 31, 2007; issued 20,641,025 and 19,627,068
shares as of June 30, 2008 and December 31, 2007, respectively;
Outstanding 20,525,709 and 19,434,011 as of June 30, 2008
and December 31, 2007, respectively	484	454
Additional paid-in capital	179,783	174,494
Accumulated other comprehensive income	1,089	846
Accumulated deficit	(97,978)	(85,446)

Total shareholders' equity	83,378	90,348

Total Liabilities and Shareholders' Equity	$110,095	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(12,532)	$(7,272)
Adjustments required to reconcile net loss to net cash used in operating activities:

Stock-based compensation related to options and shares issued to employees
and others	3,916	2,693
Equity in loss of affiliate	250	162
Amortization of intangible assets	658	657
Depreciation	1,707	1,184
Minority interests	-	(190)
Accrued severance pay, net	390	203
Decrease in deferred tax liabilities	(125)	(132)
Decrease in trade receivables	1,328	711
Increase in other receivables and prepaid expenses	(248)	(347)
Decrease (increase) in inventories	403	(1,279)
Decrease in trade payables	(2,713)	(408)
Increase (decrease) in other current liabilities	(206)	514
Other, net	34	(341)

Net cash used in operating activities	(7,138)	(3,845)

Cash flows from investing activities
Acquisition of a consolidated subsidiary, net of cash acquired	(565)	-
Proceeds from maturity of available -for sale securities	4,290	33,294
Purchase of available-for sale securities	(20,097)	(49,941)
Purchase of property and equipment	(643)	(1,631)
Receipts on account of loans and receivables	-	160
Other, net	21	(19)

Net cash used in investing activities	(16,994)	(18,137)

Cash flows from financing activities
Increase in short-term bank credit, net	594	1,018
Repayment of long-term bank loans	(214)	(208)
Exercise of options and warrants	388	5

Net cash provided by financing activities	768	815

Effect of exchange rate changes on cash	25	32

Decrease in cash and cash equivalents	(23,339)	(21,135)
Cash and cash equivalents at the beginning of the period	35,470	30,049

Cash and cash equivalents at the end of the period	$12,131	$8,914